UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549					OMB APPROVAL
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FORM 144
SEC USE ONLY
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.					CUSIP NUMBER
WORK LOCATION
1(a) NAME OF ISSUER		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
Agilysys, Inc.		34-0907152	0-5734

1(d) ADDRESS OF ISSUER	1000 Windward Concourse, Suite 250	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
		Alpharetta	GA	30005	770	810-7800

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS (Street)	CITY	STATE	ZIP CODE
Bermuda One Fund LLC	10% Stockholder	c/o MQ Services Ltd., Victoria Place, 31 Victoria Street	Hamilton	Bermuda	HM10

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

		SEC USE
3(a)	(b)	ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g)
Common Stock, without par value	BTIG, LLC - 825 Third Avenue, 6th Floor, New York, NY 10022		390,500	$8,735,485 (1)	23,495,028	within the next 90 days	NASDAQ

INSTRUCTIONS:

1.	(a)	Name of issuer

	(b)	Issuer’s I.R.S. Identification Number

	(c)	Issuer’s S.E.C. file number, if any

	(d)	Issuer’s address, including zip code

	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold

	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10 percent stockholder, or member of immediate family of any of the foregoing)

	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold

	(b)	Name and address of each broker through whom the securities are intended to be sold

	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

	(f)	Approximate date on which the securities are to be sold

	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Name of Acquisition Transaction	Name of Person From Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock, without par value	02/14/2019	These shares are a portion of the shares transferred by MAK Capital Fund LP ("MAK Fund") and MAK-ro Capital Master Fund LP ("MAK-ro Fund") which are investment funds. The shares transferred represent the pro rata portion of shares of certain redeemed and partially redeemed investors of MAK Fund and MAK-ro Fund. Bermuda One Fund LLC was formed to engage in an orderly liquidation of these shares.	These shares were acquired more than five (5) years ago by MAK Fund and MAK-ro Fund. MAK Capital One LLC is the investment manager of MAK Fund and MAK-ro Fund. MAK Capital One LLC is controlled by Michael A. Kaufman.	2,875,891	No payment was made in connection with the transfer of the shares.	Not applicable.

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of the Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Bermuda One Fund LLC C/O MQ Services Ltd., Victoria Place, 31 Victoria Street Hamilton, Bermuda HM 10	Common Stock, without par value	Shares were sold between March 26, 2019 and May 29, 2019 pursuant to a Rule 10b5-1 Plan adopted on March 25, 2019.	285,791	$5,817,340.00

Remarks:

(1) - Based on $22.37, the closing price on May 24, 2019.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

May 30, 2019

Date of Notice

March 25, 2019

Date of Plan Adoption or Giving of Instruction,
if Relying on Rule 10b5-1.

/s/ Scott D. Vogel, on behalf of VP Bermuda LLC, Managing Member of Seller

(Signature)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)